CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

	(Unaudited)
	June 30	December 31
	2009	2008
A S S E T S
CURRENT
Cash and cash equivalents	$14,712,880	$14,178,399
Short-term investments	2,245,899	2,880,094
Accounts receivable	10,527	20,797
Prepaid expenses	228,979	49,010
Note receivable	-	99,935

	17,198,285	17,228,235

INVESTMENTS (see Note)	293,599	292,427

	$17,491,884	$17,520,662

L I A B I L I T I E S
CURRENT
Accounts payable and accrued liabilities	$120,593	$121,181
Income taxes payable	1,089,843	839,565

	1,210,436	960,746

DEFERRED GAIN	-	42,050

	1,210,436	1,002,796

S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK	2,830,765	2,830,765

CONTRIBUTED SURPLUS	59,411	59,411

RETAINED EARNINGS	13,391,272	13,627,690

	16,281,448	16,517,866

	$17,491,884	$17,520,662

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	(Unaudited)
	Six Months ended June 30		Three Months ended June 30
	2009	2008	2009	2008

Balance, beginning of period	$13,627,690	$13,285,290	$13,598,242	$13,398,567

Excess of cost of shares purchased for cancellation over stated value	-	(4,963)	-	(877)

	13,627,690	13,280,327	13,598,242	13,397,690

Net earnings (loss) for the period	(236,418)	76,942	(206,970)	(40,421)

Balance, end of period	$13,391,272	$13,357,269	$13,391,272	$$13,357,269

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS
AND COMPREHENSIVE LOSS

		(Unaudited)

	Six Months ended June 30		Three Months ended June 30
	2009	2008	2009	2008

REVENUE
Interest income	$63,400	$183,478	$24,422	$70,231
Investment income (loss)	226,153	(69,476)	144,016	109,814
	289,553	114,002	168,438	180,045

EXPENSES
Administrative and general	522,485	296,300	387,103	171,339
Loss (gain) on foreign exchange	989	(257,973)	2,353	50,503
Impairment loss on note receivable	38,000	-	19,000	-
	561,474	38,327	408,456	221,842

EARNINGS (LOSS) FROM OPERATIONS
BEFORE THE FOLLOWING	(271,921)	75,675	(240,018)	(41,797)

Equity earnings (loss) of significantly influenced company	1,172	2,864	(1,783)	1,376
Deferred gain recognized on sale of former consolidated subsidiary	42,050	-	42,050	-
	43,222	2,864	40,267	1,376

EARNINGS (LOSS) BEFORE INCOME TAXES	(228,699)	78,539	(199,751)	(40,421)

Income taxes - current	7,719	1,597	7,219	-

NET EARNINGS (LOSS) FOR THE PERIOD,
ALSO BEING COMPREHENSIVE INCOME (LOSS)
FOR THE PERIOD	$(236,418)	$76,942	$(206,970)	$(40,421)

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share
Basic and diluted	$(0.05)	$0.02	$(0.04)	$(0.01)

Weighted average number of common shares
Basic and diluted	5,076,407	5,079,041	5,076,407	5,077,137

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

		(Unaudited)
	Six Months ended June 30		Three Months ended June 30
	2009	2008	2009	2008
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$(236,418)	$76,942	$(206,970)	$(40,421)
Unrealized (gain) loss on marketable securities	26,089	(38,762)	(74,418)	(43,475)
Unrealized (gain) loss on foreign exchange	353	(246,315)	410	56,928
Equity (earnings) loss of significantly influenced company	(1,172)	(2,864)	1,783	(1,376)
Deferred gain recognized on sale of former consolidated subsidiary	(42,050)	-	(42,050)	-
Accretion interest on discounted note receivable	(38,000)	(40,000)	(18,935)	(20,000)
Impairment loss on note receivable	38,000	-	19,000	-
	(253,198)	(250,999)	(321,180)	(48,344)
Change in non-cash components of working capital
Decrease (increase) in accounts receivable	10,270	(8,198)	6,970	(9,263)
(Increase) decrease in prepaid expenses	(179,969)	(32,822)	(78,347)	14,337
Decrease in accounts payable and accrued liabilities	(588)	(568,344)	(30,436)	(316,026)
Increase in income taxes payable	250,278	4,448	240,778	2,208
	(173,207)	(855,915)	(182,215)	(357,088)

FINANCING ACTIVITIES
Purchase of common shares for cancellation	-	(7,505)	-	(1,301)

INVESTING ACTIVITIES
Decrease (increase) in short-term investments	608,106	(1,117,383)	(62,465)	(679,402)
Decrease in notes receivable	99,935	832,459	99,935	-
Proceeds on redemption of shares in significantly influenced company	-	59,891	-	59,891
	708,041	(225,033)	37,470	(619,511)

UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)
ON CASH BALANCES	(353)	246,315	(410)	(56,928)

CHANGE IN CASH POSITION	534,481	(842,138)	(145,155)	(1,034,828)

Cash and cash equivalents, beginning of period	14,178,399	10,961,412	14,858,035	11,154,102

CASH AND CASH EQUIVALENTS, END OF PERIOD	$14,712,880	$10,119,274	$14,712,880	$10,119,274

Cash and cash equivalents consist of cash balances with banks, and investments in money market instruments.
Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks	$49,071	$104,426
Money market instruments	14,663,809	10,014,848

Total cash and cash equivalents	$14,712,880	$10,119,274

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Supplementary cash flow information:

Income taxes paid	$24,824	$35,500	$22,324	$25,000

CONSOLIDATED MERCANTILE INCORPORATED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below.  These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended December 31, 2008.

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company applied the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 does not have any impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The implementation of this new standard does not have any impact on the Company’s results of operations, financial position and disclosures.

The Emerging Issues Committee (“EIC”) issued a new abstract on January 20, 2009, concerning the measurement of financial assets and financial liabilities (“EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”) (the “Abstract”).  The Abstract was issued to consider the diversity in practice as to whether an entity’s own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial instruments.  The Committee reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities.  The Abstract is effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of the Abstract with retrospective application without restatement of prior periods.  The Company applied the new Abstract at the beginning of its current fiscal year.  The implementation does not have a significant impact on the Company’s results of operations, financial position and disclosures.

Recent Accounting Pronouncements

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to adopt the amendments recently issued by the IASB to International Financial Reporting Standard 7, “Financial Instruments” Disclosures” (“IFRS 7”), in March 2009.  These amendments are applicable to publicly accountable enterprises and those private enterprises, co-operative business enterprises, rate-regulated enterprises and not-for-profit organizations that choose to apply Section 3862.  The amendments were made to enhance disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk of financial instruments.  The amendments are effective for annual financial statements for fiscal years ended after September 30, 2009, with early adoption permitted.  To provide relief for preparers, and consistent with IFRS 7, the CICA decided that an entity need not provide comparative information for the disclosures required by the amendments in the first year of application.  The Company will apply these amendments for its 2009 annual consolidated financial statements.  The impact of the amendments to the fair value measurement and liquidity risk disclosure requirements of the Company are not expected to be significant.

CONSOLIDATED MERCANTILE INCORPORATED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Transition to International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in its first fiscal quarter of 2011.  The Company continues the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the ISAB and the AcSB. While the Company continues its work on the initial planning and assessment stage, including involvement in various training programs, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

Investments as at June 30, 2009 and December 31, 2008 consist of the following:
	June 30, 2009	December 31, 2008

Investment in significantly influenced company – at equity (1.5%)	$293,599	$292,427

Comparative Figures

Certain 2008 figures have been reclassified from statements previously presented to conform to the presentation of the 2009 unaudited interim financial statements.

Proposed Amalgamation

The Company previously announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of the shareholders of both companies and the approval of the regulatory authorities.